UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2013

Commission File Number: 001-35658

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. de C.V.
(Exact Name of Registrant as Specified in Its Charter)

SANTANDER MEXICO FINANCIAL GROUP, S.A.B. de C.V.
(Translation of Registrant’s Name into English)

Avenida Prolongación Paseo de la Reforma 500
Colonia Lomas de Santa Fe
Delegación Álvaro Obregón
01219 México, D.F.
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. de C.V.

TABLE OF CONTENTS

ITEM
1.
Press Release dated June 14, 2013 entitled “Grupo Financiero Santander México announces that its subsidiary, Banco Santander (México), S.A., has reached an agreement to acquire ING Group’s mortgage business in Mexico”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. de C.V.

By:	/s/ Eduardo Fernández García-Travesí
	Name:	Eduardo Fernández García-Travesí
	Title:	General Counsel

Date: June 14, 2013

Item 1

GRUPO FINANCIERO SANTANDER MÉXICO ANNOUNCES THAT ITS
SUBSIDIARY, BANCO SANTANDER (MÉXICO), S.A., HAS REACHED AN
AGREEMENT TO ACQUIRE ING GROUP’S MORTGAGE BUSINESS IN MEXICO

Mexico City, Mexico, June 14, 2013 – Grupo Financiero Santander México, S.A.B. de C.V. (BMV: SANMEX; NYSE: BSMX) (“Santander México” or the “Company”), one of the leading financial groups in Mexico, today announced that its subsidiary, Banco Santander (México), S.A., Institución de Banca Múltiple (“Banco Santander México”), has reached an agreement to acquire the equity stock of ING Hipotecaria, S.A. de C.V., Sociedad Financiera de Objeto Múltiple, Entidad No Regulada (“ING Hipotecaria”), a subsidiary of ING Group (“ING”).

ING Hipotecaria provides mortgage-related products and services to more than 28,000 clients and operates 20 branches throughout Mexico.  As of March 31, 2013, ING Hipotecaria’s loan portfolio totaled Ps.12.3 billion.

The transaction, which is subject to customary regulatory approvals, is expected to close in the second half of 2013.  If all authorizations for the acquisition are obtained, then based on ING Hipotecaria’s audited 2012 financial statements, Banco Santander México expects to purchase ING Hipotecaria for Ps.643 million (approximately US$50 million) in cash. The purchase price is subject to adjustment based on ING Hipotecaria’s final pre-close financial statements. The acquisition is expected to generate operating synergies and contribute favorably to Banco Santander México’s overall performance once ING Hipotecaria has been fully integrated.

Marcos Martínez, Executive Chairman and CEO, commented, "We are very pleased to have reached an agreement to acquire ING Group’s Mexican mortgage business, ING Hipotecaria, which will further strengthen our core portfolio and make Santander México the second largest mortgage provider in Mexico.  Roughly three quarters of ING Hipotecaria’s client base consists of middle- to high-income segments, making this transaction complementary to our current client base.  We see excellent opportunities for cross-selling our other banking products and also have identified operating cost synergies.  We believe this acquisition will further strengthen our presence in the mortgage market in Mexico.”

About Grupo Financiero Santander México
Grupo Financiero Santander México, S.A.B. de C.V. (Santander México), one of Mexico’s leading financial services holding companies, provides a wide range of financial and related services, including retail and commercial banking, securities brokerage, financial advisory and other related investment activities. Santander México offers a multichannel financial services platform focused on mid- to high-income individuals and small- to medium-sized enterprises, while also providing integrated financial services to larger multinational companies in Mexico. As of March 31, 2013, Santander México had total assets of Ps.856.8 billion under Mexican GAAP and more than 10 million customers. Headquartered in Mexico City, the Company operates 967 branches and 226 offices nationwide and has a total of 13,498 employees.

Investor Relations Contact
Gerardo Freire
+ (52 55) 5269-1827
investor@santander.com.mx

GRUPO FINANCIERO SANTANDER MÉXICO PRESS RELEASE

Cautionary Statement on Forward-Looking Statements
This press release contains forward-looking statements. The forward-looking statements contained herein include, without limitation, statements about Santander México’s intent, belief, targets or current expectations concerning our future business development and performance and the expected synergies from the acquisition of ING Hipotecaria. While these forward-looking statements represent our judgment and current expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. Information relating to risks, uncertainties and other factors that affect our business are included in our annual report on Form 20-F filed with the U.S. Securities and Exchange Commission. The risks and uncertainties included in our filings and reports, including those with the U.S. Securities and Exchange Commission, could adversely affect our business and financial performance. You should not place undue reliance on these forward-looking  statements, which speak only as of the date they were made, and we undertake no obligation to update publicly or to revise any forward-looking statements, except as required by applicable law.

GRUPO FINANCIERO SANTANDER MÉXICO PRESS RELEASE